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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8   01-56323

8-47813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/0 4___ AND ENDING ___12/31/0 4___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Capital Corporation

OFFICIAL USE ONLY
37583
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd, #425
_____
(No. and Street)

Pleasant Hill   CA   94523
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald D. Cordes   925-521-1040
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Markle, Stuckey, Hardesty & Bott
_____
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Cir, #200	Larkspur	CA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Ronald D. Cordes _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ AssetMark Capital Corporation _____ , as of _____ December 31 _____ , 20 **04** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AssetMark Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2004

with

Reports of Independent Auditors

Contents



WILSON MARKLE STUCKEY HARDESTY & BOTT

Report of Independent Auditors

The Board of Directors
AssetMark Capital Corporation

We have audited the accompanying statement of financial condition of AssetMark Capital Corporation as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of AssetMark Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssetMark Capital Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 7, 2005

-1-

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ♦ ♦ Fax: 415-925-1140 ♦ ♦ Internet: www.wmshb.com

AssetMark Capital Corporation
Statement of Financial Condition
December 31, 2004

Assets

Current asset -

Cash and cash equivalents	$	8,001
Total assets	$	8,001

Liabilities and Stockholders' Equity

Current liability -

Accounts payable and accrued liabilities	$	-

Stockholders' equity

Common stock, no par value, 200,000 shares authorized, 161,940 shares issued and outstanding		91,250
Accumulated deficit		(83,249)
Total stockholders' equity		8,001
Total liabilities and stockholders' equity	$	8,001

See accompanying notes

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AssetMark Capital Corporation
Statement of Operations
Year ended December 31, 2004

Revenues		
Interest and other income	$	23
Expenses		
Regulatory fees and expenses		22,168
Other operating expenses		92
Taxes		800
Total expenses		23,060
Net loss	$	(23,037)

See accompanying notes

AssetMark Capital Corporation
Statement of Stockholders' Equity
Year ended December 31, 2004

| | Common stock | | Accumulated | Total stockholders' |
	Shares	Amount	deficit	equity
Balances, December 31, 2003	161,940	$ 91,250	$ (60,212)	$ 31,038
Net loss	-	-	(23,037)	(23,037)
Balances, December 31, 2004	161,940	$ 91,250	$ (83,249)	$ 8,001

See accompanying notes.

AssetMark Capital Corporation
Statement of Cash Flows
Year ended December 31, 2004

Cash flows from operating activities		
Net loss	$	(23,037)
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease in prepaid expenses		19,170
Decrease in accounts payable		(5,994)
Net cash used by operating activities		(9,861)
Net increase in cash and cash equivalents		(9,861)
Cash and cash equivalents, beginning of year		17,862
Cash and cash equivalents, end of year	$	8,001

See accompanying notes.

AssetMark Capital Corporation
Notes to Financial Statements
December 31, 2004

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of AssetMark Capital Corporation (the "Company").

The Company was incorporated in California on October 3, 1994. The Company received regulatory approval to sell securities in all states on March 6, 1995, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company claims exemption from SEC Rule 15c3-3 because of its limited business (mutual funds). The Company does not handle securities or carry customer accounts.

At December 31, 2004, 47.5% of the Company is owned by Putnam Lovell Equity Partners, LP. Four individuals hold the remaining shares.

Nature of operations

Revenues to the Company in previous years have consisted principally of fees from the sale of shares in one real estate mutual fund. The Company stopped selling shares of this fund in 2002, but continued to receive residual distribution and marketing fees the balance of which were collected in the year ended December 31, 2003

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Fees are earned by the Company through the sale of mutual funds and are recorded on an accrual basis. Investment income is recorded as earned.

AssetMark Capital Corporation
Notes to Financial Statements
December 31, 2004

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

<u>Cash and cash equivalents</u>

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank, available on demand.

<u>Fair value of financial instruments</u>

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

<u>Advertising costs</u>

Costs incurred for producing and communicating advertising are expensed when incurred.

<u>Use of estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliate

The Company is affiliated with AssetMark Investment Services, Inc. as a result of common ownership. During the year ended December 31, 2004, the Company occupied office space and received certain administrative services provided by AssetMark Investment Services, Inc. at no charge. As a result of this relationship, certain amounts may not be the same as those that would result from transactions between unrelated parties.

The Company has an agreement with AssetMark Investment Services, Inc., which

Note 2 – Transactions with affiliate (continued)

states that AssetMark Investment Services, Inc. stands ready to pay expenses on behalf of the Company as notified by the Company. Any payment so made by AssetMark Investment Services, Inc. will be made without expectation of future repayment by the Company.

No payments were made to AssetMark Investment Services, Inc. for operations through December 31, 2004

Note 3 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company had no income tax expense for the year ended December 31, 2004 because of the net loss incurred for the year. As of December 31, 2004, the Company had a deferred tax asset resulting from its net operating loss carryforward that has been fully offset by a valuation allowance. The loss carryforward amounts to approximately $40,000 for federal income tax purposes and expires from 2023 to 2024, if not utilized.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2004, the Company had net capital, as defined under the Rule, of $8,001, which exceeded the minimum requirement of $5,000 by $3,001. The Company's aggregate indebtedness, as defined under the Rule, was zero

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

AssetMark Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2004

Balance, December 31, 2003	$	-
Increases (decreases)		-
Balance, December 31, 2004	$	-

AssetMark Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital

Total stockholder's equity	$ 8,001
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	-
Security haircut – money market	-
Net capital	$ 8,001

Total Aggregate Indebtedness

Total aggregate indebtedness	$ -

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 3,001
Percentage of aggregate indebtedness to net capital	-%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2004

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

AssetMark Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

AssetMark Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
AssetMark Capital Corporation

We have audited the financial statements of AssetMark Capital Corporation for the year ended December 31, 2004, and have issued our report thereon dated February 7, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

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Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of AssetMark Capital Corporation, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott
February 7, 2005

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ___Contra Costa___ } ss.

On ___February 15, 2005___ before me, ___Cindy Hinton, Notary Public___
  Date   Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared ___Ronald D Cordes___,
                              Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

_____Cindy Hinton_____
Signature of Notary Public

CINDY HINTON
Commission # 1473302
Notary Public - California
Contra Costa County
My Comm. Expires Feb 29, 2008

────────────── OPTIONAL ──────────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ___Annual Audited Report___

Document Date: ___December 31, 2004___ Number of Pages: ___18___

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer

Signer's Name: ___Ronald D Cordes___

☐ Individual
☒ Corporate Officer — Title(s): ___President___
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: ___AssetMark Capital Corp.___

RIGHT THUMBPRINT OF SIGNER
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